12028525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-15-12

John W. White
Cravath, Swaine & Moore LLP
jwhite@cravath.com

Re: The Walt Disney Company
Incoming letter dated October 23, 2012

Dear Mr. White:

This is in response to your letter dated October 23, 2012 concerning the shareholder proposal submitted to Disney by the Connecticut Retirement Plans and Trust Funds. We also have received a letter from the proponent dated November 13, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Pamela Bartol
Connecticut Retirement Plans and Trust Funds
pamela.bartol@ct.gov

Received SEC

NOV 15 2012

Washington, DC 20549

November 15, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 23, 2012

The proposal requests the board to amend the company's corporate governance guidelines to state that the CEO should only hold the position of chairman of the board in extraordinary circumstances, as determined by the board in its sole discretion, and to limit the time of such service to no more than six months.

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Disney's policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that Disney has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

State of Connecticut

Denise L. Nappier
Treasurer

Hartford

November 13, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company's Request to Omit Shareholder Proposal Submitted by the Connecticut Retirement Plans and Trust Funds

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Connecticut Retirement Plans and Trust Funds ("CRPTF") submitted a shareholder proposal (the "Proposal") to The Walt Disney Company ("Disney" or the "Company"). The Proposal requests Disney's board to amend the Company's corporate governance guidelines to provide that the CEO should only hold the position of board chairman in extraordinary circumstances, as determined by the board in its sole discretion, and to limit the time of such service to no more than six months.

By letter dated October 23, 2012 (the "No-Action Request"), Disney stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2013 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Disney argues that it is entitled to exclude the Proposal in reliance on (a) Rule 14a-8(i)(3), on the grounds that the Proposal is materially false or misleading, and (b) Rule 14a-8(i)(10), as substantially implemented. Because Disney has not satisfied its burden to show that it is entitled to rely on either exclusion, we respectfully ask that its request for relief be denied.

The Proposal is not Materially False or Misleading. Disney complains that the Proposal is excessively vague and thus excludable as materially false or misleading because it does not specifically define what would constitute "extraordinary circumstances" supporting the CEO's service as board chairman. Specifically, Disney points to several developments that might qualify as extraordinary circumstances, arguing that the failure to specify such situations renders the Proposal impermissibly vague.

The CRPTF intentionally left the definition of "extraordinary circumstances" to the board's discretion for two reasons:

1. First, a checklist approach is not practical, given the wide range of potential fact patterns that might confront Disney. A list of situations generated today could easily lose their relevance if Disney's business changed significantly or new challenges confronted the board.

2. Attempting to specify the situations that qualify as extraordinary circumstances would be viewed as encroaching on the board's power to manage the business and affairs of the company by preventing it from considering all facts it deems relevant and making an appropriate case-by-case determination. For example, the unexpected death of an independent chair might, in some cases, be viewed by the board as an extraordinary circumstance justifying a unified chair/CEO. In other cases, though, where another independent director is willing to assume the chairmanship and has the necessary experience on the board to do so without disruption, extraordinary circumstances might not be found to exist. What is important to the CRPTF is that the board deliberate and affirmatively conclude that extraordinary circumstances are present.

Very similar arguments for exclusion of an independent chairman proposal submitted to Disney by the CRPTF in 2004 (the "2004 Proposal") were considered and rejected by the Staff. The 2004 Proposal, which was submitted before Disney adopted any independence requirement for its chair, asked the board to adopt a policy that the chairman will always be independent, "except in rare and explicitly spelled out, extraordinary circumstances." Disney claimed that the term was excessively vague and the 2004 Proposal was thus excludable, making the same arguments they do here. The Staff declined to grant relief. *[The Walt Disney Company (publicly available Nov. 24, 2004)]*

Market practice supports the CRPTF's approach. Many companies use the "extraordinary circumstances" standard in their corporate governance guidelines without providing a definition or list of situations that would satisfy the standard. Implicit in these guidelines is the notion that the board will use its discretion in determining whether extraordinary circumstances exist. Some examples include:

- Lee Enterprises, Inc.: "No director may be nominated to a new term if he or she would be age 70 or older at the time of the election, unless the Nominating and Corporate Governance Committee determines that extraordinary circumstances exist that warrant an exception." Section 1
http://www.lee.net/governance/Corporate%20Gov%20Guidelines%20-%2011-17-11.pdf

- Micrel Inc.: "Directors are expected to attend at least 75% of the Board and applicable Committee meetings, absent extraordinary circumstances, and to review meeting materials in advance of such meetings." Section I
http://www.micrel.com/_PDF/investor/Micrel%20Governance%20Guidelines.pdf

- Tejon Ranch Co.: "The Board convenes executive sessions of non-management directors without Company management at each regular Board meeting, unless time constraints or extraordinary circumstances cause the session to be waived." Page 3
http://tejonranch.com/investor/governance_guidelines.pdf

- TIBCO Software Inc.: "Directors are expected to attend at least 75% of the Board and applicable Committee meetings, absent extraordinary circumstances, and to review meeting materials provided in advance of such meetings." Section I
http://www.tibco.com/multimedia/corporate-governance-guidelines_tcm8-4065.pdf

- Wabash National Corp.: "As a result, except in extraordinary circumstances, management should speak for the Corporation. It is recommended that each director refer inquiries, to include those from investors, employees, the press or customers, to management. "Extraordinary circumstances" are in each case to be a joint determination of the Chairman of the Board (in his or her absence, the most senior director who is readily available) and the CEO (in his or her absence, the highest ranking management official who is readily available), who will jointly determine who is the proper person to speak for the Corporation in those circumstances." Section IX
http://www.wabashnational.com/investors/BOD%20APPROVED%20Corporate%20Governance%20Guidelines%20May%202011.pdf

- Penseco Financial Services Corporation: "Except in extraordinary circumstances approved by the Board upon the recommendation of the Nominating and Corporate Governance Committee, no director may serve on the board of directors of more than four public companies (in addition to the Board)." Section A.8
http://www.pennsecurity.com/guidelines.aspx

- Aflac: "The Board, in coordination with the Corporate Governance Committee, shall also ensure that the Company has in place appropriate steps to address emergency Chief Executive Officer succession planning in the event of extraordinary circumstances." Section G.2
http://www.aflac.com/investors/corporategovernance/cgguidelines.aspx

- Bank of America Corp.: "The Board, in coordination with the Corporate Governance Committee, shall assure that the Company has in place appropriate planning to address emergency CEO succession planning in the event of extraordinary circumstances, CEO

continuity succession planning, and succession planning for key executives to ensure continuity in senior management." Section 7
http://investor.bankofamerica.com/phoenix.zhtml?c=71595&p=irol-govguidelines#fbid=YhH0yG2HP1o

- Solvis Healthcare Inc.: "Directors are expected to attend at least 75% of the Board and applicable Committee meetings, absent extraordinary circumstances, and to review meeting materials distributed in advance of such meetings." Section I
http://solvisgroup.com/content/view/42/140/

- Acxiom: "For all non-telephonic meetings, directors are expected to attend in person in the absence of extraordinary circumstances." Section 1
http://www.acxiom.com/about-acxiom/corporate-governance/corporate-governance-principles/

- Bemis Company, Inc.: "Exceptions to this rule [retirement of directors at age 75] may be made by the Board in extraordinary circumstances for limited time periods." Section IV
http://www.bemis.com/overview/5/corporate_governance/

- AMR Corp: "Moreover, unless extraordinary circumstances are present, the CEO may not serve on more than two other for-profit Boards." Section 12.B
http://www.aa.com/content/images/amrcorp/bodgovernancepolicies.pdf

At least one company, Iberian Minerals, uses the "extraordinary circumstances" standard in the same manner urged in the Proposal. Section B.3 of Iberian's Corporate Governance Guidelines states, "The Chairman of the Board (the "Chairman") must not be the Chief Executive Officer and must be independent of management, except under extraordinary circumstances."
http://www.iberianminerals.com/files/Corporate%20Governance%20Guidelines.pdf
Extraordinary circumstances are not defined in the guidelines.

Investors also use an "extraordinary circumstances" standard, without further definition, when making proxy voting decisions. Some examples include:

- Tower Bridge Advisors: " 1) In the absence of extraordinary circumstances, TBA votes to declassify Board of Directors. 2) In the absence of extraordinary circumstances, TBA votes against Board members who receive excessive compensation or have questionable dealings with the company. 3) In the absence of extraordinary circumstances, TBA votes against most poison pill initiatives. 4) In extraordinary circumstances, TBA votes against cumulative voting." Proxy Voting Policy
http://www.towerbridgeadvisors.com/proxy.html

T. Rowe Price: Vote against individual directors in the following cases . . . Any director who missed more than 25 percent of scheduled board and committee meetings, absent extraordinary circumstances." Proxy Voting Policies, Issue: Election of directors http://corporate.troweprice.com/ccw/home/ourCompany/proxyVotingPolicies.do

- Sustainable Wealth Management, LLC: "Oppose efforts to reduce the size of boards, except under extraordinary circumstances." Proxy Voting and Corporate Action Policies and Procedures, Section V http://www.sustainablewealth.com/forms/SWM-Proxy-Voting-Policy.pdf

- Hansberger Global Investors: "We ordinarily will not vote on proposals if a security is on loan at the time of the vote under a client's securities lending arrangement. Absent extraordinary circumstances, we believe that the administrative burden and loss of revenue associated with recalling securities will outweigh the anticipated benefit, particularly since there is no guarantee that loaned securities can be retrieved in time to submit a timely vote. We may ask that a security be recalled to vote under extraordinary circumstances." Section C http://google.brand.edgar-online.com/EFX_dll/EDGARpro.dll?FetchFilingHtmlSection1?SectionID=8396589-1314594-1339678&SessionID=DD9dF6k4G-AN7J7

Finally, Disney contends that the Proposal is not clear regarding whether the "extraordinary circumstances" standard would be stricter or more flexible than the current standard, which allows a unified chair/CEO if the board concludes that the structure is in the "best interests of the shareholders;" (No-Action Request at 3) but the "whereas" clauses supporting the Proposal refute that claim. The sixth "whereas" clause emphasizes the importance of an independent chair, which Disney does not currently have, and the eighth asserts that Disney does not now confront extraordinary circumstances. Since the board concluded that allowing Disney CEO Robert Iger to serve as chair is in the best interests of the shareholders, and the Proposal urges that there are no extraordinary circumstances, it is clear that the Proposal's extraordinary circumstances standard is more demanding than Disney's existing standard. Shareholders would thus not be confused.

In summation, the Proposal is not so vague that shareholders would have no idea what it asks the board to do. The Proposal requests that Disney's guideline on board leadership be strengthened to require that extraordinary circumstances be present in order to allow the CEO to serve as chairman and to place a time limit on such service. The Proposal gives the board discretion to decide, taking into account all factors it deems relevant, whether extraordinary circumstances exist. If shareholders are uncomfortable with that discretion, they can register their disapproval by voting against the Proposal.

Disney points to two factual errors in the Proposal, arguing that they render the Proposal materially false or misleading. These minor problems are easily addressed, and the CRPTF would have done so outside the no-action process if Disney had asked. Disney objects to the phrase "no independent director other than the CEO" and claims that it creates the impression that the CEO could be an independent director (which he could not). Although we do not agree that this is the only possible interpretation, the CRPTF is willing to revise the language to state that compliance is excused if "no independent director" is willing to serve as chair. Likewise, the CRPFT proposes to delete "and Robert Iger," a typographical error, from the eighth whereas clause.

Disney Has Not Substantially Implemented the Proposal Because the "Extraordinary Circumstances" Standard is Stricter than the Current Standard, and the Proposal Would Impose a Six-Month Time Limit Not Found in Disney's Current Guidelines

Disney argues that the Proposal has been substantially implemented and may be excluded in reliance on Rule 14a-8(i)(10) because its current guideline on board leadership satisfies the Proposal's "essential objectives." Two important differences between the current guideline and the Proposal preclude that finding and prevent Disney from meeting its burden of proving its entitlement to rely on this exclusion:

- As discussed above, the "extraordinary circumstances" standard is stricter than the current requirement that a unified chair/CEO be in the best interests of shareholders.

- The Proposal seeks to impose a six-month time limit on the use of a unified CEO/chair arrangement. Technically, Disney's assertion that the Proposal would not preclude the board from deciding to renew the arrangement at the end of the six months is true. That fact does not, however, render the time period meaningless. At the end of six months, Disney's board would need to deliberate and conclude that extraordinary circumstances continued to support the CEO's service as chairman. The guidelines as they now stand do not mandate periodic review and affirmation of this kind. In the CRPTF's view, the six-month time period would serve to reinforce the temporary nature of the arrangement and the importance of transitioning to independent board leadership.

* * *

For the reasons set forth above, Disney has not satisfied its burden of proving that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10) or Rule 14a-8(i)(3). Accordingly, we respectfully ask that its request for relief be denied.

If you have any questions or need anything further, please do not hesitate to call me at (860) 702-3211. The CRPTF appreciates the opportunity to be of assistance in this matter.

Sincerely,

Denise L. Nappier
State Treasurer

cc: John W. White
Fax # 212-474-3700
JWhite@cravath.com

CRAVATH, SWAINE & MOORE LLP

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TELEPHONE: (212) 474-1000
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WRITER'S DIRECT DIAL NUMBER

(212) 474-1732

October 23, 2012

<u>The Walt Disney Company</u>
<u>Shareholder Proposal of Connecticut Retirement</u>
<u>Plans and Trust Funds</u>
<u>Securities Exchange Act of 1934 Rule 14a-8</u>

Ladies and Gentlemen:

On behalf of our client, the Walt Disney Company ("Disney"), we write to inform you of Disney's intention to exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from the Connecticut Retirement Plans and Trust Funds (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that Disney may, for the reasons set forth below, properly exclude the Proposal from the 2013 Proxy Materials. Disney has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Disney pursuant to Rule 14a-8(k) and SLB 14D.

I. <u>The Proposal</u>

The Proponent requests that the following matter be submitted to a vote of the shareholders at the next Annual Meeting of Shareholders:

> "NOW THEREFORE BE IT RESOLVED: That Disney shareholders urge the Board to amend the Corporate Governance Guidelines to state that the CEO should only hold the position of Board Chairman in extraordinary circumstances, as determined by the Board in its sole discretion, and to limit the time of such service to no more than six months. Compliance with this guideline should be excused if no independent director other than the CEO is willing to serve as Chairman. This policy shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted".

Disney received the Proposal on September 21, 2012. A copy of the Proposal, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as <u>Exhibit A</u>.

II. <u>Grounds for Omission</u>

Disney believes that the Proposal may be properly omitted from its 2013 Proxy Materials pursuant to (A) Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and (B) Rule 14a-8(i)(10) because Disney has already substantially implemented the Proposal.

A. <u>The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading</u>

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials". The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also* Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal". *Fuqua Industries, Inc.* (Mar. 12, 1991) (*"Fuqua Industries, Inc."*). *See Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

1. <u>The Proposal Is Excludable Because It Is Subject to Multiple Interpretations with Respect to a Mandate Which Is Central to Its Implementation</u>

The Proposal states that the positions of CEO and Board Chairman should only be combined in "extraordinary circumstances". The Proponent does not offer any guidance on how this ambiguous term should be defined; nor does the Proposal outline examples of circumstances or conditions that would qualify as "extraordinary" in this context. Instead, the Proposal simply states that it is up to the Board to make this determination "in its sole discretion". The proposed language is extremely vague and indefinite compared to the relevant provision of Disney's Corporate Governance Guidelines, which states that: "[t]he Chairman of the Board shall be an independent director unless the Board concludes that the best interests of the shareholders would be otherwise better served". The current standard is based on well-established fiduciary duty principles under Delaware General Corporation Law. This standard has a long and robust history of judicial interpretation and explanation and is well-understood by many, shareholders and directors alike. In contrast, the Proposal's language fails to give directors any basis on which to make this decision. Similarly this language fails to give shareholders considering the Proposal any basis on which to understand its directive, or even an explanation of how, if at all, this standard is different than the current standard. For example, are shareholders to understand that the "extraordinary circumstances" standard is more restrictive than the current standard, or more flexible? Shareholders are similarly left to wonder: What qualifies as "extraordinary" under the Proposal? A substantial drop in stock price? A significant business reversal? The loss of a Board Chair to death or disability? A negative economic or market event? As such, shareholders considering their stance on the Proposal would have no way of determining how the Proposal would be applied in practice if it were to be adopted. And, even if the Board were to follow the recommendation set out in the Proposal, there can be no assurance that the Proponent or other shareholders would not claim that the circumstances giving rise to any future combination of the CEO and Board Chairman positions are not sufficiently "extraordinary". The Board would thus be left without any substantive guidance on how to implement the Proposal.

The Staff has permitted the exclusion of proposals that use key terms that are either unclear or subject to multiple interpretations. For example, in *Peoples Energy Corp.* (Nov. 23, 2004, *recon. denied* Dec. 10, 2004) the Staff concurred in the exclusion of a proposal that used the undefined term "reckless neglect". In *Bank Mutual Corp.* (Jan. 11, 2005) the Staff concurred in the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the age would be determined when a director attains the age of 72 years. Similarly, in *Bristol-Myers Squibb Co.* (Feb. 19, 2009), the Staff agreed that a proposal was vague and indefinite because it was drafted such that it could be interpreted to require either: (i) a shareholder right to call a special meeting with a prerequisite stock ownership threshold that did not apply to shareholders who were members of "management and/or the board"; or (ii) that any "exception or exclusion conditions" applied to shareholders also be applied to "management and/or the board". *See also The Dow Chemical Co.* (Feb. 17, 2009) and *General Electric Co.* (Jan. 26, 2009) (concurring with the exclusion of a proposal similar to that in *Bristol-Myers Squibb Co.*, above); *Fuqua Industries, Inc.* (concurring that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal"); *International Business Machines Corp.* (Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders ... nor the [c]ompany ... would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and *Capital One Financial Corp.* (Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

Similar to the proposals in *Bank Mutual* and *Peoples Energy*, the Proposal's focus on "extraordinary circumstances" is a key term in the Proposal; indeed, it is implicated in the principal request made by the Proposal. Because this material term is unclear and subject to multiple interpretations, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". SLB 14B.

2. <u>The Proposal Is Excludable Because It Contains Factual Errors That Render the Proposal Confusing and Inherently Misleading</u>

The Proposal states that compliance with the recommended guideline may be excused if "no independent director other than the CEO" is willing to serve as Chairman. Of course, by definition, the CEO cannot be an independent director. The factual error creates an incongruent understanding of independence on the Board, suggesting that a CEO could be independent. The formulation must therefore leave shareholders puzzled, at best, as to what the exception means and how it is to be applied. As such, like the reference to "extraordinary circumstances," this term of the Proposal will leave shareholders and the Company unclear as to what the Proposal means and how it should be implemented.

Similarly, the Proposal is vague and inherently misleading because the supporting statement explains the status quo in a manner that is incorrect. Paragraph 8 of the supporting statement states: "Our company has thrived under the joint leadership of

Robert Iger and independent Chairs George Mitchell and Robert Iger." The reference to Robert Iger as an independent chair is obviously incorrect, and compounds the error in the proposal itself suggesting that a CEO could be an independent director. The statement therefore serves only to complicate and confuse the shareholders' understanding of the Proposal and decrease their ability to make an informed decision on the merits of the Proposal. If shareholders are presently happy with Mr. Iger serving as chairman, they may be mistakenly led to believe by this supporting statement that he is an *independent* chairman – which he is not – and this could, wrongfully, lead them to support the Proposal.

Along these lines and consistent with the express language of Rule 14a-8(i)(3), which refers to both the proposal and supporting statement, the Staff has concurred that companies can exclude proposals where the supporting statement contains material misstatements as to the effect of implementing the proposal. For example, in *The Ryland Group, Inc.* (Feb. 7, 2008), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(3) where the resolved clause and the supporting statement were in conflict as to what the effect of approving and implementing the proposal would be and thus rendered the proposal confusing to the point of being misleading. *See also Jefferies Group, Inc.* (Feb. 11, 2008, *recon. denied Feb.* 25, 2008) (concurring in the exclusion of a similar proposal where the supporting statement resulted in vague and misleading statements as to the effect of implementing the proposal).

As in *The Ryland Group* and *Jeffries Group*, the Proposal contains misleading errors in the supporting statement and in the Proposal itself. These misstatements are potentially confounding and subject to multiple interpretations with respect to the shareholders' assessment of the Proposal's implementation. As a result, the Proposal is excludable under Rule 14a-8(i)(3).

B. The Proposal May Be Excluded under Rule 14a-8(i)(10) as Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management". Exchange Act Release No. 34-12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap, Inc.* (Mar. 8, 1996); *Nordstrom, Inc.* (Feb. 8, 1995).

In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objectives of the proposal have been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *The Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar. 29, 1999). Both of these two elements are present in the instant case. Disney has already addressed the underlying concern of the Proposal—namely, that the Board undertake in its Corporate Governance Guidelines to appoint an independent chair, except in circumstances that, in the case of Disney's Guidelines but not the Proposal, are clearly delineated. To that end, Disney's Corporate Governance Guidelines provide that "[t]he Chairman of the Board shall be an independent director unless the Board concludes that the best interests of the shareholders would be otherwise better served." Disney Corporate Governance Guidelines, "Board Leadership" (copy attached as Exhibit B). As such, Disney already has a system in place to address the essential objective of the proposal—a policy exhibiting a preference for the separation of the CEO and Board Chair positions—through specific provisions in the Corporate Governance Guidelines.

In addition to the stated policy of having the CEO and Board Chair roles held by separate individuals unless the Board concludes that the best interests of the shareholders would otherwise be better served, the Corporate Governance Guidelines outline procedural safeguards to be followed in the case of an exception: (a) the Board's inclusion of a written statement in Disney's subsequent proxy materials discussing why the arrangement is in the best interests of the shareholders; and (b) the election of an independent director to serve as Lead Director, with specified responsibilities. In keeping with the policy's stated objectives, Disney's proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") included a full description and explanation of the Board's decision to combine the CEO and Board Chair roles in the fall of 2011. Similarly, independent Director Orin C. Smith was unanimously elected by the Board to serve as Lead Director at the 2012 Annual Meeting of Shareholders on March 13, 2012. Given Disney's stated preference (as expressed in the Corporate Governance Guidelines) for the separation of the CEO and Board Chair positions unless the Board determines that the best interests of the shareholders require otherwise, the Proposal's request to shift the standard to a vague "extraordinary circumstances" standard is unnecessary and, because it lacks any established meaning (as described in Item A, above), highly problematic.

Because the stated preference for an independent chair can only be overcome where, in the exercise of their fiduciary duties, the Directors determine that it would be in the best interest of the Company and its shareholders to do so, Disney has opted not to impose time limitations on the possible combination of the CEO and Board Chair roles, as judgments as to duration inhere in the standards the Board must already apply. The fact that the existing Guidelines contain no specific time limitation, as featured in the Proposal, does not prohibit exclusion of the Proposal. For one thing, it is not at all clear from the Proposal that the Board would be precluded from finding the persistence of "extraordinary circumstances" and reappointing a CEO to serve as Board Chair after an initial six-month term. Indeed, it would be hard to square such preclusion with any standard that requires the Board to take steps in the best interests of shareholders, how ever that standard may be couched. In that case, the standard already in place poses no conflict with the Proposal other than the need to affirmatively reappoint a CEO as Board Chair every six months if the Board believes that continues to be in the best interests of the shareholders. Moreover, it should be noted that the Proposal does not include an absolute bar on the combination of the CEO and Board Chair positions; the text of the Proposal indicates that compliance with the requested policy should be excused if no independent director "is willing to serve as Chairman". As such, even if the Proposal were to be adopted, the possibility for the combination of the CEO and Board Chair positions would still exist. Again, the Proposal and the current standard in place at Disney are not in such stark contrast. In this regard, the Staff has concurred that a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 34-20091, at § II.E.6. (Aug. 16, 1983); *see also* Adopting Release at n.30 and accompanying text. The Staff has noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal". *Texaco, Inc.* (Mar. 28, 1991).

By complying with the Corporate Governance Guidelines' default policy of separating the CEO and Board Chair positions unless the best interests of the shareholders would be otherwise better served, as well as by reporting any deviations from the policy and electing a Lead Director, Disney has already implemented formal steps that address the underlying concerns and essential objective of the Proposal. Neither a shift to an "extraordinary circumstances" standard nor a six-month limitation on service would add meaningfully to Disney's policy, which already exhibits a stated preference for separate individuals to hold the CEO and Board Chair roles. Accordingly, the Proposal should be excludable as substantially implemented pursuant to Rule 14a-8(i)(10).

III. **Conclusion**

Based on the foregoing, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from Disney's 2013 Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that Disney may omit the Proposal from its 2013 Proxy Materials, please contact me at (212) 474-1732. I would appreciate your sending your response via e-mail to me at JWhite@cravath.com as well as to Disney, attention of Roger Patterson, Associate General Counsel and Assistant Secretary at Roger.Patterson@disney.com.

Very truly yours,

/s/ John W. White

John W. White

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Encls.

Copy w/encls. to:

Christine Shaw
Deputy Treasurer
Connecticut Retirement Plans and Trust Funds
55 Elm Street
Hartford, CT 06106-1773

Pamela Bartol
Assistant Investment Officer for Policy
Office of the Treasurer of the State of Connecticut
55 Elm Street
Hartford, CT 06106-1773

Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

VIA EMAIL AND FEDEX

EXHIBIT A

The Walt Disney Company

Roger J. Patterson
Associate General Counsel

September 24, 2012

VIA OVERNIGHT COURIER

Pamela Bartol
Assistant Investment Officer for Policy
Office of the Treasurer of the State of Connecticut
55 Elm Street
Hartford, Connecticut 06106-1773

Dear Ms. Bartol:

This letter will acknowledge that we received on September 21, 2012, your letter dated September 20, 2012 submitting a proposal for consideration at the Company's 2013 annual meeting of stockholders regarding separation of the positions of chairman and chief executive officer. As the time for the annual meeting comes closer, we will be in touch with you further regarding our response to your proposal.

Sincerely yours,

Roger J. Patterson

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818.560.6126 Fax 818 560.2092 roger.patterson@disney.com

DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

CHRISTINE SHAW
DEPUTY TREASURER

RECEIVED
SEP 21 2012
ALAN BRAVERMAN

September 20, 2012

Mr. Alan Braverman, Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030

Dear Mr. Braverman,

Submitted herewith is a shareholder resolution on behalf of the Connecticut Retirement Plans and Trust Funds (CRPTF) for consideration and action by shareholders at the next annual meeting of The Walt Disney Company.

As Deputy Treasurer, I certify that the CRPTF has held the mandatory minimum number of Disney shares for the past year. Furthermore, as of September 18, 2012, the CRPTF held 648,605 shares of Disney stock valued at approximately $33,954,471.
The CRPTF will continue to hold Disney shares through the meeting date.

If you have any question or comments concerning this resolution, please contact Pamela Bartol, Assistant Investment Officer for Policy, at (860) 702- 3278

Sincerely,

Christine Shaw
Deputy Treasurer

Cc: Robert Iger – Chair and CEO
Orin C. Smith – Independent Lead Director

Connecticut Retirement Plans and Trust Funds

RESOLUTION CONCERNING SEPARATION OF THE POSITIONS OF CHAIRMAN OF THE BOARD OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER

WHEREAS: In March 2004, the Board of Directors (the "Board") of The Walt Disney Company ("Disney" or the "Company") determined that it was in the best interest of the Company that the position of Chairman of the Board be held by a board member other than the Chief Executive Officer, and named George Mitchell board chair;

WHEREAS: In 2005, the Board revised its corporate governance guidelines regarding the position of Chairman of the Board;

WHEREAS: The guidelines currently state that:

> The Chairman of the Board shall be an independent director unless the Board concludes that the best interests of shareholders would be otherwise better served;

WHEREAS: When George Mitchell retired from the Board in 2007, the board named independent board member John Pepper as Board Chair;

WHEREAS: In the fall of 2011 the Board decided it would be in the best interests of shareholders to name CEO Robert Iger as Board Chair when then Chair John Pepper retired at the 2012 annual meeting, and further, to contractually obligate the Company to retain Mr. Iger in that position until June 30, 2016;

WHEREAS: We believe that the role of the Chief Executive Officer and management is to run the business of the company and the role of the board of directors is to oversee management. We believe given these different roles and responsibilities, leadership of the board should be separate from leadership of management;

WHEREAS: We believe that it is in the best interests of the Company that the Chairman of the Board be an independent director, and not serve as CEO, except in extraordinary circumstances;

WHEREAS: We do not believe that Disney now confronts extraordinary circumstances with regard to the position of Board Chairman. Our company has thrived under the joint leadership of Robert Iger and independent Chairs George Mitchell and Robert Iger;

NOW THEREFORE BE IT RESOLVED: That Disney shareholders urge the Board to amend the Corporate Governance Guidelines to state that the CEO should only hold the position of Board Chairman in extraordinary circumstances, as determined by the Board in its sole discretion, and to limit the time of such service to no more than six months. Compliance with this guideline should be excused if no independent director other than the CEO is willing to serve as Chairman. This policy shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

STATE STREET

MaryEllen MacDonald
Officer
State Street Financial Center
2 Avenue de Lafayette
Boston, MA 02111

Phone: (617) 662 3638
Fax: (617) 769 6898

September 20, 2012

Mr. Alan Braverman, Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030

Re: Shareholder Proposal Record Letter for The Walt Disney Company (254687106)

Dear Mr. Braverman

State Street Bank and Trust Company is custodian for (648,605) of The Walt Disney Company common stock held for the Connecticut Retirement Plans and Trust Fund ("CRPTF"). The Trust Fund has been beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously since September 18th, 2011. The Trust continues to hold the shares of The Walt Disney Company common stock.

As custodian for the Trust, State Street holds these shares in the Depository Trust Company, in the participant code 0997.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Mary Ellen McDonald

MaryEllen Macdonald
Officer
State Street Bank and Trust Company

EXHIBIT B

The Walt Disney Company

Corporate Governance Guidelines[1]

[1] As amended and restated by the Board of Directors through October 5, 2012.

Composition of the Board of Directors

The Certificate of Incorporation of The Walt Disney Company provides that the Board of Directors shall consist of not less than nine or more than 21 Directors, with the exact number being determined from time to time by resolution of the Board. The Board believes that a desirable target number of Directors is 11 to 14, allowing, however, for changing circumstances that may warrant a higher or lower number.

It is the policy of the Board of Directors that the Board at all times reflect the following characteristics.

Each Director shall at all times represent the interests of the shareholders of the Company.

Each Director shall at all times exhibit high standards of integrity, commitment and independence of thought and judgment.

Each Director shall dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including by attending shareholder meetings and meetings of the Board and Committees of which he or she is a member, and by reviewing in advance all meeting materials.

The Board shall meet the standards of independence from the Company and its management set forth under "Director Independence" below.

The Board shall encompass a range of talent, skill and expertise sufficient to provide sound and prudent guidance with respect to all of the Company's operations and interests.

The Board shall reflect the diversity of the Company's shareholders, employees, customers, guests and communities.

Functions of the Board of Directors

The responsibility of the Board of Directors is to supervise and direct the management of the Company in the interest and for the benefit of the Company's shareholders. To that end, the Board of Directors shall, acting directly or through Committees, have the following duties:

(1) Overseeing the conduct of the Company's business to evaluate whether the business is being properly managed;

(2) Reviewing and, where appropriate, approving the Company's major financial objectives, plans and actions;

(3) Reviewing and, where appropriate, approving major changes in, and determinations of other major issues respecting, the appropriate auditing and accounting principles and practices to be used in the preparation of the Company's financial statements;

(4) Assessing major risk factors relating to the Company and its performance, and reviewing measures to address and mitigate such risks;

(5) Regularly evaluating the performance and approving the compensation of the Chief Executive Officer and, with the advice of the Chief Executive Officer, regularly evaluating the performance of principal senior executives; and

(6) Planning for succession with respect to the position of Chief Executive Officer and monitoring management's succession planning for other key executives.

The Board of Directors has delegated to the Chief Executive Officer, working with the other executive officers of the Company and its affiliates, the authority and responsibility for managing the business of the Company in a manner consistent with the standards of the Company, and in accordance with any specific plans, instructions or directions of the Board.

The Chief Executive Officer shall seek the advice and, in appropriate situations, the approval of the Board with respect to extraordinary actions to be undertaken by the Company, including those that would make a significant change in the financial structure or control of the Company, the acquisition or disposition of any significant business or the entry of the Company into a major new line of business.

Director Independence

It is the policy of the Board of Directors that a substantial majority of Directors be independent of the Company and of the Company's management. For a Director to be deemed "independent," the Board shall affirmatively determine that the Director has no material relationship with the Company or its affiliates or any member of the senior management of the Company or his or her affiliates. This determination shall be disclosed in the proxy statement for each annual meeting of the Company's shareholders. In making this determination, the Board shall apply the following standards:

- A Director who is, or has been within the last three years, an employee of the Company, or whose immediate family member is, or has been within the last three years an executive officer of the Company, may not be deemed independent. Employment as an interim Chairman or Chief Executive Officer will not disqualify a Director from being considered independent following that employment.

- A Director who has received, or who has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), may not be deemed independent. Compensation received by a Director for former service as an interim Chairman or Chief Executive Officer and compensation received by an immediate family member for service as a non-executive employee of the Company will not be considered in determining independence under this test.

- (A) A Director who is a current partner or employee of a firm that is the Company's external auditor; (B) a Director who has an immediate family member who is a current partner of such firm; (C) a Director who has an immediate family member who is a current employee of such a firm and personally works on the Company's audit; or (D) a Director who was, or whose immediate family member was, within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time may not be deemed independent.

- A Director who is, or whose immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the time serves or served on that company's compensation committee may not be deemed independent.

- A Director who is a current employee or general partner, or whose immediate family member is a current executive officer or general partner, of an entity that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other entity's consolidated gross revenues, may not be deemed independent.

- Further to the provision above that applies to goods and services generally, a Director may not be deemed independent if

    (1) the Director or his or her spouse, parent, sibling or child is a provider of professional services (such as legal, accounting or investment banking services) to the Company, any of its affiliates, any executive officer or any affiliate of an executive officer,

    (2) the Director or his or her spouse is an executive officer, general partner or significant equity holder (i.e., in excess of 10%) of an entity that provides professional services to the Company, any of its affiliates, any executive officer or any affiliate of an executive officer, or

    (3) the Director's parent, sibling or child is an executive officer, general partner or significant equity holder (i.e., in excess of 10%) who participates substantively in an entity's provision of professional

services to the Company, any of its affiliates, any executive officer or any affiliate of an executive officer,

and the Director, family member or entity received payments with respect to such services in an amount which, in the preceding twelve months, exceeded $100,000.

- A Director who is, or whose immediate family member is employed as an executive officer of a tax-exempt entity that received significant contributions (i.e., more than 2% of the annual contributions received by the entity or more than $200,000 in a single fiscal year, whichever amount is lower) from the Company, any of its affiliates, any executive officer or any affiliate of an executive officer within the preceding twelve-month period may not be deemed independent, unless the contribution was approved in advance by the Board of Directors.

For purposes of these Guidelines, the terms:

- "affiliate" means any consolidated subsidiary of the Company and any other Company or entity that controls, is controlled by or is under common control with the Company, as evidenced by the power to elect a majority of the board of directors or comparable governing body of such entity;
- "executive officer" means an "officer" within the meaning of Rule 16a-1(f) under the Securities Exchange Act of 1934; and
- "immediate family" means spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than employees) sharing a person's home, but excluding any person who is no longer an immediate family member as a result of legal separation or divorce, or death or incapacitation.

The Board shall undertake an annual review of the independence of all non-employee Directors. In advance of the meeting at which this review occurs, each non-employee Director shall be asked to provide the Board with full information regarding the Director's business and other relationships with the Company and its affiliates and with senior management and their affiliates to enable the Board to evaluate the Director's independence.

Directors have an affirmative obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent." This obligation includes all business relationships between, on the one hand Directors or members of their immediate family, and, on the other hand, the Company and its affiliates or members of senior management and their affiliates, whether or not such business relationships are subject to the approval requirement of the Board's policy referred to in the following provision.

Business Relationships with Directors

For the purpose of minimizing the risk of actual or perceived conflicts of interest (but without affecting any determination of Director independence pursuant to the preceding provisions), the Board shall adopt a policy providing for the review of transactions with the Company or any of its affiliates in which any Director (including any member of a Director's immediate family) has a direct or indirect material interest.

Stock Ownership by Directors

It is the policy of the Board that all Directors, consistent with their responsibilities to the shareholders of the Company as a whole, hold a significant equity interest in the Company. Toward this end, the Board expects that all Directors own, or acquire within three years of first becoming a Director, shares of common stock of the Company (including share units under the Company's 1997 Non-Employee Directors Stock and Deferred Compensation Plan, or any successor plan) having a market value of at least five times the annual Board retainer for the Director.

The Board recognizes that exceptions to this policy may be necessary or appropriate in individual cases, and may approve such exceptions from time to time as it deems appropriate in the interest of the Company's shareholders.

Director Compensation

The compensation of Directors who are not employees of the Company shall be determined annually by the Board of Directors acting upon recommendation of the Governance and Nominating Committee, which may obtain the advice of such experts as the Committee deems appropriate. Compensation may be paid in the form of cash or equity interests in the Company or such other forms as the Board deems appropriate and shall be at levels that are consistent with those in effect for directors of similarly situated businesses. Separate compensation may be provided to members of Committees of the Board and additional compensation may be provided to the chairs of Committees and to any non-executive Chairman of the Board. Directors who are also employees of the Company shall not receive any additional compensation for their service as Directors.

Board Leadership

The Board of Directors shall designate one of its members to serve as Chairman of the Board. The powers and responsibilities of the Chairman of the Board shall be set forth in the Corporation's By-laws, as supplemented from time to time by resolution of the Board of Directors.

The Chairman of the Board shall serve for such term as the Board shall determine. The identity of the Chairman shall be set forth in the proxy statement for the Company's annual meeting, together with a method for interested parties to communicate directly with the Chairman or with the non-management Directors as a group.

The Chairman of the Board shall be an independent director unless the Board concludes that the best interests of shareholders would be otherwise better served. In such circumstances the Board shall (a) provide a written statement in its next proxy materials discussing why the different arrangement is in the best interests of shareholders, and (b) designate one independent Director to serve as Lead Director, with the duties and responsibilities described below.

In the event the Board makes a determination that it is in the best interests of shareholders for a non-independent Board member to serve as Chairman, the independent members of the Board, after consulting with all members of the Board, shall elect an independent director to serve as Lead Director, with the following duties and responsibilities: Preside at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions of non-management or independent directors; call meetings of the independent or non-management Directors; serve as liaison between the Chairman and the independent and non-management Directors; approve information sent to the Board of Directors; approve meeting agendas for the Board of Directors, including assurance that there is sufficient time for discussion of all agenda items; organize and lead the Board's evaluation of the Chief Executive Officer; be responsible for leading the Board's annual self-assessment; be available for consultation and direct communication upon the reasonable request of major shareholders; advise Committee Chairs with respect to agendas and information needs relating to Committee meetings; provide advice with respect to the selection of Committee Chairs; and perform such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its responsibilities. The Lead Director will be elected annually, and no Director shall serve more than five terms as Lead Director unless the Board determines that it is appropriate to extend this limit.

Management Succession and Review

At least once a year, the Chief Executive Officer of the Company shall meet with the non-management Directors to discuss potential successors as Chief Executive Officer. The non-management Directors shall meet in executive session following such presentations to consider such discussions. The Chief Executive Officer shall also have in place at all times a confidential written procedure for the timely and efficient transfer of his or her responsibilities in the event of his or her sudden incapacitation or departure, including recommendations for longer-term succession arrangements. The Chief Executive Officer shall review this procedure periodically with the Chairman of the Board and the Governance and Nominating Committee.

The Chief Executive Officer shall also review periodically with the non-management Directors the performance of other key members of the senior management of the Company, as well as potential succession arrangements for such management members. Any waiver of the requirements of the Company's *Standards of Business Conduct* with respect to any such member of senior management shall be reported to, and be subject to the approval of, the Board of Directors.

Board Meetings

The Chairman of the Board, in consultation with the other members of the Board, shall determine the timing and length of the meetings of the Board. The Board expects that five regular meetings at appropriate intervals are in general desirable for the performance of the Board's responsibilities. In addition to regularly scheduled meetings, unscheduled Board meetings may be called upon appropriate notice at any time to address specific needs of the Company.

The Chairman shall establish the agenda for each Board meeting. Each Director shall be entitled to suggest the inclusion of items on the agenda, request the presence of or a report by any member of the Company's senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

The agendas for Board meetings shall provide opportunities for the operating heads of the major businesses of the Company to make presentations to the Board during the course of the year. At one meeting each year the Board shall be presented the long-term strategic plan for the Company and the principal issues that the Company expects to face in the future. Sufficient time shall be allocated for this presentation to allow for questions by and full discussion with the members of the Board.

The non-management Directors shall meet regularly, in executive session, without the participation of the Chief Executive Officer or other members of the Company's management, to review matters concerning the relationship of the Board with the management Directors and other members of the Company's management and such other matters as the Chairman and participating Directors may deem appropriate. The Board shall not take formal actions at such sessions, although the participating Directors may make recommendations for consideration by the full Board. Additional executive sessions may be scheduled from time to time as determined by a majority of the non-management Directors in consultation with the Chairman. In addition, at least once a year, the independent Directors shall meet in executive session without members of management or the non-independent Directors present.

Board Committees

Committees shall be established by the Board from time to time to facilitate and assist in the execution of the Board's responsibilities. Committees may be standing or *ad hoc*. Generally, a Committee shall be constituted to address issues that, because of their complexity, technical nature, level of detail, time requirements and/or sensitivity, cannot be adequately addressed within the normal agenda for Board meetings.

There are currently four standing committees:

Executive Committee
Audit Committee
Compensation Committee
Governance and Nominating Committee

Each Committee shall have a written charter of responsibilities, duties and authorities, which shall periodically be reviewed by the Board. Each Committee shall report to the full Board with respect to its activities, findings and recommendations after each meeting.

Each Committee shall have full power and authority, in consultation with the Chairman of the Board, to retain the services of such advisers and experts, including counsel, as the Committee deems necessary or appropriate with respect to specific matters within its purview.

Committee Membership

Each year, the Chairman of the Board, after consideration of the desires, experience and expertise of individual Directors and after consultation with the Chief Executive Officer, shall recommend to the Governance and Nominating Committee the assignment of Directors to Committees, including the designation of Committee Chairs. The Governance and Nominating Committee shall review such recommendations and report to the Board thereon.

In acting upon such recommendation and report, the full Board shall consider that the target size of each Committee should be three to five members, unless circumstances call for an exception. The full Board should also consider periodic rotation of Committee members, taking into account the desirability of rotation of Committee members, the benefits of continuity and experience and applicable legal, regulatory and stock exchange listing requirements. In addition, the Board should target rotation of Committee chairmanships approximately every five years.

The Audit, Compensation and Governance and Nominating Committees shall be composed entirely of Directors who are independent under these *Guidelines* and any applicable regulatory requirements or listing standards. The Executive Committee shall include the Chief Executive Officer of the Company. At least half of its members shall be independent Directors.

If any Director ceases to be independent under the standards set forth herein while serving on any Committee whose members must be independent, he or she shall promptly resign from that Committee.

Committee Meetings

Each Committee Chair, after consultation with the Chairman of the Board, shall establish agendas and set meetings at the frequency and length appropriate and necessary to carry out the Committee's responsibilities.

Any Director who is not a member of a particular Committee may attend any Committee meeting with the concurrence of the Committee Chair or a majority of the members of the Committee.

Board Materials

Directors shall receive information and data that are important to their understanding of the businesses of the Company, in writing, and in sufficient time to prepare for meetings. This material shall be as brief as possible while still providing the desired information; it shall be analytic as well as informational; and it shall include highlights and summaries whenever appropriate. Directors may request that the Chief Executive Officer or appropriate members of senior management present to the Board information on specific topics relating to the Company and its operations. The Board of Directors may retain the services of independent advisors as it deems appropriate, and any such advisors shall report directly to the Board. The cost of any such advisors shall be borne by the Company.

Directors are encouraged to keep themselves informed with respect to the Company's affairs between Board meetings through direct individual contacts with members of the senior management of the Company and its affiliates. The Secretary of the Company shall, whenever requested, assist in arranging and facilitating such contacts.

Board Conduct and Review

Members of the Board of Directors shall act at all times in accordance with the requirements of the Company's *Code of Business Conduct and Ethics for Directors*. This obligation shall at all times include, without limitation, strict adherence to the Company's policies with respect to conflicts of interest, confidentiality, protection of the Company's assets, ethical conduct in all business dealings and respect for and compliance with applicable law. Any waiver of the requirements of the *Code of Business Conduct and Ethics for Directors* with respect to any individual Director shall be reported to, and be subject to the approval of, the Board of Directors.

The Board shall conduct an annual review and evaluation of its conduct and performance based upon participation by all Directors in an evaluation that includes, among other things, an assessment of:

(a) the Board's composition and independence;

(b) the Board's access to and review of information from management, and the quality of such information;

(c) the Board's responsiveness to shareholder concerns;

(d) maintenance and implementation of the Company's standards of conduct; and

(e) maintenance and implementation of these *Guidelines*.

The review shall seek to identify specific areas, if any, in need of improvement or strengthening and shall culminate in a discussion by the full Board of the results and any actions to be taken. The Governance and Nominating Committee shall have responsibility for ensuring that the annual review and evaluation are carried out.

Selection of New Directors

The Board shall be responsible for selecting its own members. The Board delegates the screening process for new Directors to the Governance and Nominating Committee.

In selecting new Directors, the Board shall give the highest priority to meeting the standards and qualifications set forth at the beginning of these *Guidelines*. In this connection, the Board shall seek candidates whose service on other boards will not adversely affect their ability to dedicate the requisite time to service on this Board. The Board believes that Directors who are full-time employees of other companies should not serve on more than three other public company boards at a time, and that Directors who are retired from active employment should not serve on more than six such boards. The Board may, however, make exceptions to this standard as it deems appropriate in the interest of the Company's shareholders.

The Company shall assist the Board by providing appropriate orientation programs for new Directors, which shall be designed both to familiarize new Directors with the full scope of the Company's businesses and key challenges and to assist new Directors in developing and maintaining skills necessary or appropriate for the performance of their responsibilities. The Board and the Company's management shall similarly work together to develop and implement appropriate continuing education programs for the same purposes.

Board Tenure Policy

The Board recognizes that it is important for the Board to balance the benefits of continuity with the benefits of fresh viewpoints and experience. Therefore, the Board will not nominate for re-election any Director if the Director shall have completed fifteen years of service as a member of the Board on or prior to the date of the election as to which the nomination relates.

Unless its submission with respect to a certain event is waived by the Board, each non-management Director shall submit to the Board a letter of resignation upon resignation or retirement from, or termination of, the Director's principal current employment, or other similarly material changes in professional occupation or association. The Board shall be free to accept or reject this letter of resignation, and shall act promptly with respect to the letter and promptly notify the Director concerned of its decision.

Social Responsibility

The Company has a responsibility to the communities in which it operates, as well as to its shareholders. To allow appropriate Board review and input, management shall prepare and present to the Board an annual review of the policies, practices and contributions made in fulfillment of the Company's social responsibilities. In addition, management shall report annually on its diversity efforts and the results thereof.

Implementation of the Guidelines

If the Board ascertains at any time that any of the *Guidelines* set forth herein are not in full force and effect, the Board shall take such action as it deems reasonably necessary to assure full compliance as promptly as practicable.

These *Guidelines* are intended as a component of the flexible framework within which the Board, assisted by its Committees, directs the affairs of the Company. While they should be interpreted in the context of applicable laws, regulations and listing requirements, as well as in the context of the Company's Certificate of Incorporation and By Laws, they are not intended to establish by their own force any legally binding obligations.

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